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May 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Eve Holding, Inc.
Confidential Submission - Draft Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of our client, Eve Holding, Inc. (the “Company”), we are confidentially submitting a draft Registration Statement on Form S-3 (the “Registration Statement”) to the staff (the “Staff”) of the U.S. Securities and Exchange Commission for confidential review. The Registration Statement submitted herewith relates to the Company’s shelf registration statement for the sale by the Company and the selling securityholder named therein of the Company’s securities in one or more offerings.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least two business days prior to the requested effective time and date of the Registration Statement.

Please contact me at (212) 735-7886 or thomas.greenberg@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,
/s/ Thomas W. Greenberg
Thomas W. Greenberg

cc:         Simone Galvao De Oliveira, General Counsel & Chief Compliance Officer, Eve Holding, Inc.

              Filipe B. Areno, Skadden, Arps, Slate, Meagher & Flom LLP